UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                          SEC File No: 000-52638
                                                       CUSIP Number: 71934P 10 9


(Check One):

[ ] Form 10-KSB [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ] Form 10-D
[ ] Form N-SAR  [ ] Form N-CSR


                       For Period Ended: January 31, 2008


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR


             For the Transition Period Ended: ______________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I - REGISTRANT INFORMATION


                                Photomatica, Inc.
                            ________________________
                            Full Name of Registrant:


                                       N/A
                            _________________________
                            Former Name if Applicable


                             112 North Curry Street
           __________________________________________________________
           Address of Principal Executive Offices (STREET AND NUMBER)


                         Carson City, Nevada, 89703-4934
                         _______________________________
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, Form N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Management of Photomatica, Inc., a Nevada Corporation (the "Company") deems additional time is necessary in order to fully compile the necessary financial information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report. Management anticipates the filing of its Quarterly Report within the extension period provided.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Alain Kardos           775                321-8220
    ____________       ___________       __________________
       (Name)          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).  [X] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [ ] Yes [X] No

                                PHOTOMATICA, INC.
                   ___________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 14, 2008                           By: /s/ ALAIN KARDOS
____________________                               _____________________________
                                                       Alain Kardos
                                                       Chief Executive Officer